UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12b-25

                        NOTIFICATION OF LATE FILING

                     Commission File Number      0-1937


(Check One):	(X)Form 10-K   ( )Form 20-F    ( )Form 11-K    ( )Form 10-Q
		( )Form 10-D   ( )Form N-SAR   ( )Form N-CSR


For period ended:     June 30, 2012


( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the transition period ended:


Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I.  REGISTRANT INFORMATION

Full name of registrant:
Oakridge Holdings, Inc.
Former name if applicable:


Address of principal executive office (street and number):
400 West Ontario St

City, state and zip code:
Chicago, Illinois 60654


PART II.  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) (X)

(a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;(b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and(c)the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant will not be able to timely file its Annual Report on Form 10-K for the year ended June 30, 2012. The reason for the registrant's delay in filing the Annual Report on Form 10-K is due to the audit report has not yet been issued by the Independent Auditors. The registrant cannot obtain this information in time to timely file its Annual Report on Form 10-K for the year ended June 30, 2012 without unreasonable effort or expense.


PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert C. Harvey       (312)        505-9267
     (name)                 (area code)  (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         (X) Yes     ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         ( ) Yes     (X) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        OAKRIDGE HOLDINGS, INC.
             (name of registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 28, 2012


By  /s/ Robert C. Harvey
Robert C. Harvey
President, Chief Executive Officer,
Chief Financial Officer (principal accounting officer)
Chairman of the Board of Directors




Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).